September 11, 2013

VIA EDGAR AND FEDERAL EXPRESS
Jeffrey P. Riedler
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, DC 20549

Re:	NMI Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 9, 2013
File No. 333-189507
Dear Mr. Riedler:
On behalf of NMI Holdings, Inc., a Delaware corporation (the “Company” and, together with its subsidiaries, “National MI”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated August 23, 2013, with respect to the draft Amendment No. 1 Registration Statement referenced above (the “Registration Statement”). We have included in this letter, where relevant, responses forwarded to us by representatives of the Company regarding the Staff's comments relating to the filing referenced above. For the Staff's convenience, the text of the Staff's comments is set forth below in bold, followed in each case by the Company's response.
With this letter, the Company is filing an amendment (“Amendment No. 2”) to the Registration Statement on Form S-1. The Company is providing supplementally to the Staff six copies of Amendment No. 2 blacklined to show the changes to the draft Amendment No. 1 Registration Statement we submitted to you on August 9, 2013. All page references in the responses set forth below are to the pages of Amendment No. 2 to the Registration Statement filed with the Commission. All capitalized terms used but not defined herein have the meanings given to them in Amendment No. 2 to the Registration Statement.
General

1.
We note your response to our prior comment 4. However, Item 501(b)(3) of Regulation S-K requires a prospectus to include either a price or a description of the method used to calculate the price. “At the-market” offerings by selling stockholders do not satisfy this requirement unless and until there is an existing market for the securities. Accordingly, please specify on the cover page and in the “Plan of Distribution” section, as appropriate, the price, or a bona fide range, at which the common shares will be offered to the public until such time as your securities are quoted on the OTCBB and describe the various factors considered in determining such offering price. Please refer to Item 501(b)(3) of Regulation S-K and the instructions thereto, as well as Item 505(a) of Regulation S-K.

The Company confirms its understanding of the Staff's comment and has specified on the cover page and in the "Plan of distribution" section, as appropriate, the bona fide range at which the Company's common stock will be offered to the public until such time as its securities are quoted on the OTC Bulletin Board (the "OTCBB"), and the Company has described the various factors considered in determining such offering price. Please refer to the Prospectus page and page 167 of Amendment No. 2. The Company has provided for a range from $10.45 to $12.80, which is based on the bid/ask spread on September 6, 2013 for the Company's common stock reported on the FBR PLUSTM system, a proprietary trading platform developed by FBR Capital Markets Inc. that provides qualified institutional buyers (“QIBs”) access to trading information for companies that have issued restricted securities in private placement transactions exempt from registration pursuant to Rule 144A of the Securities Act of 1933, as amended. The reported trades represent arms-length transactions between non-affiliated QIBs which further strengthens the Company's reliance on these transactions to support its fair value calculations as discussed in the Company's response to Comment Nos. 2 and 3 below. Other factors the Company considered, which the Company believes are considered by the market participants and which are reflected in the price of the Company's common stock quoted on the FBR PLUSTM system, include the Company's operating and financial performance, current business conditions and projections and the market performance of comparable publicly traded companies.
Management's Discussion and Analysis of Financial Condition and Results of Operations Share Based Compensation, page 73

2.
Please refer to prior comment 31. You determined the valuation of your common stock in accordance with the AICPA Practice Aid: Valuation of Privately-Held Company Equity Securities Issued as Compensation (“AICPA Practice Aid”), using the income and market-based approach. Also, you have relied upon observation of recent trading of your common stock within the FBR PLUS System. However, your determination of fair value for grants from May 2012 through May 2013 appears to have been based principally on trading information from the FBR PLUS System. Please explain to us how you used the income and market-based approaches in these valuations. Also, explain the factors that you considered in concluding that your primary reliance on trading information from the FBR PLUS System was preferable to reliance on the income and market-based approaches prescribed in the

AICPA Practice Aid. In addition, disclose the most significant methods and assumptions used in the contemporaneous valuation of your common stock as of February 14, 2013, as well as whether the valuations for each of your grants were contemporaneous or retrospective.
In response to the Staff's comment, the Company notes that in determining the fair value of the Company's common stock underlying the option and restricted stock unit ("RSU") grants from May 2012 through May 2013, the Company relied on recent reported trading of its common stock on the FBR PLUSTM System. The Company also considered numerous objective and subjective factors to determine the fair value of its common stock as of the date of each option and RSU grant.
There has been meaningful volume and frequency of trading activity of the Company's common stock reported on the FBR PLUSTM System, which the Company believes supports its reliance on such activity when it determined the fair values of its option and RSU awards. As of the date of this letter, trades of approximately 10.1 million shares of the Company's common stock have been reported on the FBR PLUSTM System, with reported trades beginning in June 2012 and occurring monthly in 12 of the14 months since June 2012. Between May 2012 and receipt of GSE approvals in January 2013, observed reported trades on the FBR PLUSTM System were used to validate management's determination that the fair value of the Company's common stock had not changed from the April 24, 2012 offering price, as the Company was in its earliest development stages and had achieved no significant milestones.
In March 2013, the Company performed a retrospective valuation of the Company's common stock as of February 14, 2013 using a combination of two generally accepted approaches: the income approach using the discounted cash flow method, or DCF, and the market-based approach using the comparable company method. The Company also observed recent reported trading of the Company's common stock on the FBR PLUSTM System. The Company concluded the value of its common stock as of February 14, 2013, using the income and market-based approach, of $11.75 per share, fell within the price of reported trades observed on the FBR PLUSTM System on February 11, 2013 ($11.50 per share), February 21, 2013 ($11.90 per share) and February 22, 2013 ($12.00 per share). This valuation analysis confirmed the Company's belief that the trading activity reported on the FBR PLUSTM System provided a valid measure of the fair value of the Company's common stock and that greater reliance should be placed on these trades in determining fair value. The Company believes the extent of trading on the FBR PLUSTM System and the fact that the trades represent arms-length transactions between non-affiliated QIB's further strengthens its reliance on these transactions to support its fair value calculations.
As noted above, in order to determine the fair value of the Company's common stock underlying its option and RSU grants on February 14, 2013, the Company utilized a combination of the income approach, the market-based approach and observations of recent reported trading of its common stock on the FBR PLUSTM System. For the income approach, the Company utilized five year projections of net income, adjusted for depreciation and amortization, yearly capital expenditures and additions to working capital, to determine prospective future free cash flows and discounted the free cash flows using a discount rate based on its weighted average cost of capital. For the market approach, the Company estimated market value through analysis of recent prices of "guideline", or comparable, publicly traded companies. The Company compared various price/performance ratios of public companies who were also holding companies for mortgage insurance companies. In determining the fair value of the Company's common stock using the market approach, the Company applied a selected equity exit multiple to the last year of its five year projections of net income, adjusted as described above. The price to book multiple and price to earnings multiple applied were consistent with the multiples observed by the comparable companies prior to 2007, which is the point at which these companies experienced a rapid decline due to the financial crisis that is not indicative of current or anticipated future performance. The Company used multiples from prior to 2007 because the Company's primary operating subsidiary, NMIC, is a newly capitalized mortgage insurer that does not have the exposure to the losses experienced by many of its comparable companies during the recent financial crisis. The values determined by each of the discounted cash flow, comparable company method and recent observed reported trades of the Company's common stock on the FBR PLUSTM System were weighted, resulting in a fair value per share of common stock as of February 14, 2013 of $11.75. Estimates of the volatility of the Company's common stock were based on available information on the volatility of common stock of comparable publicly traded companies.
In response to the Staff's comment, the Company has disclosed the most significant methods and assumptions used in the valuation of its common stock as of February 14, 2013 and whether the valuations for each of its grants were contemporaneous or retrospective in "Management's Discussion and Analysis & Results of Operations - Results of Operations - Share Based Compensation". Please refer to pages 76 through 79 of Amendment No. 2.

3.
Please progressively bridge management's fair market value determinations to the current estimated IPO price range. Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis. Provide us with a chronology of events leading to the filing of your IPO. If you do not have an estimated offering price in your next filing, we are deferring evaluation of stock- based compensation until your estimated offering price is specified. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

In response to Comment No. 1 above, the Company has provided in Amendment No. 2 an estimated bona fide offering price range of $10.45 to $12.80, until such time as its common stock is quoted on the OTCBB. The factors the Company considered predominately include the price of reported trades in the Company's common stock trades on the FBR PLUSTM System, which trades represent arms-length transactions between non-affiliated QIB's. The Company also considered other factors such as its operating and financial performance, current business conditions and projections and the market performance of comparable publicly traded companies.
The mid-point of the bona fide range is $11.63.

•	The Company determined that the fair value of its common stock from April 2012 through November 2012 was $10.00 per share.

◦
On April 24, 2012, the Company completed a private placement of 55,000,000 shares of its common stock for gross proceeds of $550 million or $10.00 per share. Concurrent with the close of its private placement, the Company granted stock options and RSUs that were valued at $10.00 per share. Between April 24, 2012 and May 30, 2012, there were no significant changes in the Company's business plan and the Company had just begun executing on its business strategy.

◦
Between May 2012 and November 2012, the Company granted equity awards on May 30, 2012, November 7, 2012 and November 8, 2012. Between these same dates, the Company completed an organizational exam with the Wisconsin Office of the Commissioner of Insurance and became licensed to sell insurance in its state of domicile. The Company's strategy had not changed from the initial strategy detailed in the private placement memorandum issued to potential investors in connection with its April 2012 private placement offering; however, uncertainty remained as to the Company's ability to obtain

GSE approval by January 17, 2013. If the Company had not received GSE approval by January 17, 2013, the Company would have been required under the terms of the Company's agreement with existing shareholders to dissolve and distribute its remaining assets to its stockholders. In October 2012, the Company observed four reported trades of its common stock between $10.25 and $10.50, which indicated a possible increase in the fair value of the Company's stock as of October 30, November 7 and November 8, 2012; however, given the remaining uncertainty regarding the Company's GSE approvals and state licenses, the Company determined that the fair value of its common stock remained at the $10.00 per share private placement offering price. The difference between the mid-point of the range and the fair values of the October 30, November 7 and November 8, 2012 equity grants is $1.63, which the Company believes is attributable primarily to approval by the GSEs, securing state licenses in 48 states and the District of Columbia and commencing insurance operations, all of which occurred in 2013.

•
Between December 2012 and February 2013, the Company observed reported trading of approximately 1.8 million shares of the Company's common stock on the FBR PLUSTM System with trading prices between $10.50 and $12.00 per share. In January 2013, the Company's primary insurance subsidiary was approved by the GSEs as an eligible mortgage guaranty insurer. This event signaled future revenues for the Company and allowed net proceeds raised in the April 2012 private offering to be used for operating purposes. The Company granted additional stock options and RSUs on February 14, 2013. No trades occurred on February 14, 2013. Given the receipt of GSE approval, the Company performed a retrospective valuation of its common stock as of February 14, 2013 and determined the fair value of its common stock on that date was $11.75 per share. As discussed above in response to Comment No. 2, in order to determine the fair value of the Company's common stock as of February 14, 2013, the Company utilized a combination of two generally accepted approaches: the income approach using the discounted cash flow method, or DCF, and the market-based approach using the comparable company method, as well as observations of recent reported trading of the Company's common stock on the FBR PLUSTM System. Based on this valuation and the factors discussed above, the Company's Board of Directors granted stock options with an exercise price of $11.75 per share and RSUs with a fair value of $11.75 per share. There is no material difference between the mid-point of the range and the fair values of the February 14, 2013 grants largely because the Company had achieved the significant accomplishments mentioned above.

•
In March 2013, the Company observed trades of $13.00 and $13.50 on the same days that two of the Company's competitors, Radian and MGIC, announced the successful completion of debt and equity offerings of approximately $700 million and $1 billion, respectively. The price of the Company's common stock quoted on the FBR PLUSTM System experienced an increase that is likely attributable to these announcements, which the Company believes indicated renewed investor confidence in the private MI industry. During this time, the Company continued to pursue insurance licenses in all 50 states plus the District of Columbia and by mid-April 2013, the Company had received licenses in 47 states plus the District of Columbia. At this time, the Company believed the remaining 3 state licenses would be obtained imminently. In April 2013, the Company also announced the writing of its first insurance commitment; however, the Company did not observe any reported trades of its common stock on the FBR PLUSTM System in the month of April 2013. In April 2013, the Company began issuing policies on a pilot basis with a limited customer group. On May 9, 2013 and May 15, 2013, the Company granted stock options with exercise prices of $12.65 and $12.50, respectively. On May 14, 2013, a trade of the Company's common stock was reported on the FBR PLUSTM System at $12.50. Between May 15,

2013 and the initial filing of the Registration Statement on June 21, 2013, the Company received one additional state license but was also notified that the Company's application with Wyoming was not accepted, and in response to a request by the Florida Office of Insurance Regulation, the Company withdrew its application in Florida. During this same time period, the Company's premium revenue was lower than management had projected. The difference between the mid-point of the estimated offering price range of $11.63 and the fair values of the Company's common stock on May 9, 2013 and May 15, 2013 of $12.65 (a difference of ($1.02)) and $12.50 (a difference of ($.87)), respectively, reflects the uncertainty of obtaining licenses in Wyoming and Florida.
NMI Holdings, Inc. Consolidated Financial Statements for the Year Ended December 31, 2013 Statement of Operations, page F-26

4.	The weighted average common shares of 55,500,100 for 2012 appears to be incorrect and should be 37,909,936 as stated on page 48. Please revise as necessary.

In response to the Staff's comment, the Company has disclosed the correct weighted average common shares of 37,909,936, in the consolidated financial statements for the the year-ended December 31, 2012. Please refer to page F-26 of Amendment No. 2.
Stock Compensation, page F-38

5.	Disclose the weighted-average period over which the total compensation cost related to nonvested awards as of December 31, 2012 will be recognized in accordance with ASC
718-10-50-2i. Also disclose the weighted-average period for June 30, 2013.

    In response to the Staff's comment, the Company has disclosed the the weighted-average period over which the total compensation cost related to nonvested awards as of December 31, 2012 will be recognized in accordance with ASC 718-10-50-2i. The Company has also disclosed the same for June 30, 2013. Please refer to pages F-19 and F-20 for the June 30, 2013 disclosure and F-39 and F-40 for the December 31, 2012 disclosure, of Amendment No. 2.
If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1314 or Alison M. Zieske at (212) 403-1107.
Very truly yours,
/s/ David E. Shapiro
David E. Shapiro

Enclosure
cc:    Glen Corso (NMI Holdings, Inc.)